EXHIBIT B TO FORM C
ARTICLES OF INCORPORATION
FOR
RESGREEN GROUP INTERNATIONAL, INC.

[*follows on next page*]

Filed in the Office of	Business Number C21473-2003
FVAguilar	Filing Number 20233353703
Secretary of State State Of Nevada	Filed On 07/17/2023 11:10:39 AM
	Number of Pages 5

Amendment to the ARTICLES OF INCORPORATION OF Resgreen Group International, Inc.

The undersigned, being the Chief Executive Officer of **Resgreen Group International, Inc.** a Nevada corporation, hereby certifies that the following has been adopted by the shareholders and the Board of Directors of the Corporation via unanimous written action without a meeting on July 14, 2023 with each director of the Company being present at the meeting.

Capital Stock

A. COMMON STOCK: The aggregate number of shares of common stock (the "Common Stock") authorized to be issued by this Corporation shall be Four Billion (4,000,000,000), with a par value of $0.001 per share. Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

B. PREFERRED STOCK: The Corporation is authorized to issue six million (6,000,000) shares of $0.001 par value preferred stock (the "Preferred Stock"). The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series in addition to those set forth below and to fix and determine the relative rights and preferences of the shares of each series so established, provided, however, that the rights and preferences of various series may vary only with respect to:

(a) the rate of dividend;
(b) whether the shares maybe called and, if so, the call price and the terms and conditions of call;
(c) the amount payable upon the shares in the event of voluntary and involuntary liquidation;
(d) sinking fund provisions, if any, for the call or redemption of the shares;
(e) the terms and conditions, if any, on which the shares may be converted;
(f) voting rights; and
(g) whether the shares will be cumulative, noncumulative or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

The Board of Directors shall exercise the foregoing authority by adopting a resolution setting forth the designation of each series and the number of shares therein, and fixing and determining the relative rights and preferences thereof. The Board of Directors may make any change in the designation, terms, limitations and relative rights or preferences of any series in the same manner, so long as no shares of such series are outstanding at such time.

Within the limits and restrictions, if any, stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of such series. In case the number of shares of any series shall be so decreased, the share constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The aggregate par value of both of which is $4,006,000

C.   CERTIFICATE OF DESIGNATIONS, SERIES A PREFERRED STOCK

1.   DESIGNATION. This class of stock of this Corporation shall be named and designated "SERIES A Preferred Stock". It shall have 1,000,000 (One Million) shares authorized at $0.001 par value per share.

2.   DIVIDENDS. The holders of SERIES A Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

3.   LIQUIDATION RIGHTS. At the Company's discretion or upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the SERIES A Preferred Stock, the holders of the SERIES A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to 25% premium to the highest closing price over the last 20 trading days per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of SERIES A Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the SERIES A Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation's Common Stock.

4.   CONVERSION AND ANTI-DILUTION.
(a) Each share of SERIES A Preferred Stock shall be convertible, at any time at the Issuers discretion, and/or from time to time, into the number of shares of the Corporation's Common Stock, $0.001 per share at a valuation of $5,000,000 (the "Conversion Rate"). Such conversion shall be deemed to be effective on the business day (the "Conversion Date") following the adopted resolution by the Corporation to convert all issued and outstanding SERIES A Preferred Stock into the number of shares of the Corporation's Common Stock.

(b) Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of SERIES A Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act, and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the SERIES A Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the SERIES A Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted SERIES A Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of SERIES A Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of SERIES A submitting such conversion notice.

(d) Shares of SERIES A Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established prior to the reverse split. The conversion rate of shares of SERIES A Preferred Stock, however, would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

5.   VOTING RIGHTS. Each share of SERIES A Preferred Stock shall have one vote for any election or other vote placed before the shareholders of the Corporation.

6.   PRICE.
(a) The initial price of each share of SERIES A Preferred Stock shall be $5,000 (Five Thousand)
(b) The price of each share of SERIES A Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as a listed secondary and/or listed public market develops for the shares.

7.   APPROVAL.   The certificate of amendment was authorized by: The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote,

Date: July 14, 2023

Parashar Patel, CEO, Resgreen Group International, Inc.

Filed in the Office of	Business Number C21473-2003
F V Aguilar	Filing Number 20233353703
Secretary of State State Of Nevada	Filed On 07/17/2023 11:10:39 AM
	Number of Pages 5

CORPORATE RESOLUTION

FOR

RESGREEN GROUP INTERNATIONAL, INC.

The undersigned, being all the Directors of **RESGREEN GROUP INTERNATIONAL, INC.** (the "Corporation"), a Nevada corporation, pursuant to Section 78.315 of the Nevada Revised Statutes, has determined that in furtherance of the business and in recognition of the Company's present circumstances, the Board of Directors has deemed it appropriate to enter into the following resolutions; therefore

WHEREAS the Board of Directors has determined that it is necessary to create, designate, and issue a preferred class of stock; and therefore, be it

WHEREAS the Board of Directors have approved the creation and designation of a Series A Preferred Stock as further described in attached Exhibit A therefore, be it

RESOLVED that the Company shall file an amendment to the articles of incorporation with the state of Nevada authorizing the creation and designation of a Series A Preferred Stock as further described in attached Exhibit A as approved; and further be it

RESOLVED that any of the Officer of the Company hereby are, and each of them with the full authority to act without the others hereby is, authorized, in the name and on behalf of the Company, to execute all other documents necessary to facilitate the actions of the Company as described herein to include but not limited to the Regulatory Officials, Transfer Agent, Legal and Accounting professionals.

Signed the 14th day of July 2023

Parashar Patel, CEO/Chairman

Resolution to authorize and designate Series A Preferred Stock



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number C21473-2003
Barbara K. Cegavske Secretary of State State Of Nevada	Filing Number 20222525837
	Filed On 08/03/2022 05:55:23 AM
	Number of Pages 6

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ **Certificate of Designation**

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☑ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: RESGREEN GROUP INTERNATIONAL INC. Entity or Nevada Business Identification Number (NVID): NV20031443565
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: **6,000,000 Preferred Shares shall remain authorized but without any designation and held as Blank Check Preferred in the Company Treasury.**

5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series
	    As of the date of this certificate no shares of the class or series of stock have been issued.
	
	☑ Certificate of Amendment to Designation- After Issuance of Class or Series
	    The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: _____ Date of Designation: _____ No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Parashar Patel _____ Signature of Officer Date: 08/03/2022

This form must be accompanied by appropriate fees.



Filed in the Office of	Business Number C21473-2003
Barbara K. Cegavske	Filing Number 20222525837
Secretary of State State Of Nevada	Filed On 08/03/2022 05:55:23 AM
	Number of Pages 6

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Resgreen Group International, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The current number of authorized shares of Resgreen Group International, Inc. is 6,000,000,000 shares of common stock at par value .001. The Board of Directors hereby authorize the addition of 6,000,000 shares of preferred stock (non-convertible) at par value .001 with a voting power of 1000 to 1, and have obtained required approval from the stockholders. The number of authorized shares after the change will be 6,000,000,000 shares of common stock at par value .001 and 6,000,000 shares of preferred stock (non-convertible) at par value .001 with a voting power of 1000 to 1.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50.8%

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

WRITTEN CONSENT OF THE
MAJORITY SHAREHOLDER
OF
RESGREEN GROUP INTERNATIONAL, INC.

The following is a true copy of the resolution duly appointed by the Majority Shareholder owning 50.8% of the issued and outstanding shares of Common Stock of the Corporation at a special meeting with notice to this meeting having been waived by the Majority Shareholder.

RESOLVED, Parashar Patel, the Majority Shareholder hereby authorizes the addition of 6,000,000 shares of Preferred Stock (non-convertible) at $.001 par value with a voting power of 1,000 to 1 common share, effective today's date.

The undersigned Majority Shareholder directs that this consent and Record of Action and any counterparts hereof be hand-delivered to the Secretary of the Corporation at the principal place of business of the Corporation and be filed with the corporate minute book of the Corporation.

DATED the 10th day of July 2019

_____
Parashar Patel, Majority Shareholder (50.8%)

WRITTEN CONSENT WITHOUT A MEETING OF THE
BOARD OF DIRECTORS
OF
RESGREEN GROUP INTERNATIONAL, INC.

The following is a true copy of the resolutions duly appointed by the Board of Directors of the Corporation at a special meeting with notice to this meeting having been waived by the Board of Directors.

Therefore, Parshar Patel, the undersigned sole director of Resgreen Group International, Inc. hereby adopts the following resolutions, effective the 10th day of July 2019.

The Board of Directors hereby authorize the addition of 6,000,000 shares of Preferred Stock (non-convertible) at $.001 par value with a voting power of 1,000 to 1 common share, effective today's date.

The undersigned directs that this consent and Record of Action and any counterparts hereof be hand-delivered to the Secretary of the Corporation at the principal place of business of the Corporation and be filed with the corporate minute book of the Corporation.

DATED the 10th day of July 2019

_____
Parashar Patel, President

Filed in the Office of	Business Number C21473-2003
Barbara K. Cegavske	Filing Number 20222525837
Secretary of State State Of Nevada	Filed On 08/03/2022 05:55:23 AM
	Number of Pages 6

CORPOARATE RESOLUTION

FOR

RESGREEN GROUP INTERNATIONAL, INC.

The undersigned, being all the Directors of **RESGREEN GROUP INTERNATIONAL, INC.** (the "Corporation"), a Nevada corporation, pursuant to Section 78.315 of the Nevada Revised Statutes, has determined that in furtherance of the business and in recognition of the Company's present circumstances, the Board of Directors has deemed it appropriate to enter into the following resolutions; therefore

WHEREAS the Board of Directors has determined that it is necessary to withdraw the Company's 6,000,000 shares of Preferred Stock Designation and have them returned back to the Company Treasury without a designation: and

WHEREAS the said 6,000,000 Preferred shares are to remain authorized but without a designation and

WHEREAS the Company CEO, Parashar Patel owns 80,000 shares of Preferred Stock: and

WHEREAS the Board of Directors has recommended that Parashar Patel be issued 80,000,000 common shares in exchange for the cancellation of the 80,000 shares of Preferred Stock: therefore, be it

RESOLVED that the Company shall file the appropriate form with the Nevada Secretary of State to withdraw the Preferred Share designation: and further be it

RESOLVED that the Board of Directors has authorized the cancellation of the 80,000 Preferred Class of Stock owned by Parashar Patel and those shares be returned to the Treasury with no current designation: and further be it

RESOLVED that the Company authorize the Transfer Agent to issue to Parashar Patel 80,000,000 common shares: and be it further

 RESOLVED that any of the Officer of the Company hereby are, and each of them with the full authority to act without the others hereby is, authorized, in the name and on behalf of the Company, to execute all other documents necessary to facilitate the actions of the Company as described herein to include but not limited to the Regulatory Officials, Transfer Agent, Legal and Accounting professionals.

Signature page to follow

Resolution to cancel Preferred shares and issue common in exchange

Signed the 1st day of August 2022



Parashar Patel, CEO/Chairman

Brian Kistler, Chief Compliance Officer/Director

Resolution to cancel Preferred shares and issue common in exchange



Filed in the Office of	Business Number C21473-2003
Barbara K. Cegavske	Filing Number 20190064283
Secretary State Of Nevada	Filed On 7/18/2019 3:47:00 PM
	Number of Pages 3

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Resgreen Group International, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The current number of authorized shares of Resgreen Group International, Inc. is 6,000,000,000 shares of common stock at par value .001. The Board of Directors hereby authorize the addition of 6,000,000 shares of preferred stock (non-convertible) at par value .001 with a voting power of 1000 to 1, and have obtained required approval from the stockholders. The number of authorized shares after the change will be 6,000,000,000 shares of common stock at par value .001 and 6,000,000 shares of preferred stock (non-convertible) at par value .001 with a voting power of 1000 to 1.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50.8%

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

WRITTEN CONSENT OF THE
MAJORITY SHAREHOLDER
OF
RESGREEN GROUP INTERNATIONAL, INC.

The following is a true copy of the resolution duly appointed by the Majority Shareholder owning 50.8% of the issued and outstanding shares of Common Stock of the Corporation at a special meeting with notice to this meeting having been waived by the Majority Shareholder.

RESOLVED, Parashar Patel, the Majority Shareholder hereby authorizes the addition of 6,000,000 shares of Preferred Stock (non-convertible) at $.001 par value with a voting power of 1,000 to 1 common share, effective today's date.

The undersigned Majority Shareholder directs that this consent and Record of Action and any counterparts hereof be hand-delivered to the Secretary of the Corporation at the principal place of business of the Corporation and be filed with the corporate minute book of the Corporation.

DATED the 10th day of July 2019

_____
Parashar Patel, Majority Shareholder (50.8%)

WRITTEN CONSENT WITHOUT A MEETING OF THE
BOARD OF DIRECTORS
OF
RESGREEN GROUP INTERNATIONAL, INC.

The following is a true copy of the resolutions duly appointed by the Board of Directors of the Corporation at a special meeting with notice to this meeting having been waived by the Board of Directors.

Therefore, Parshar Patel, the undersigned sole director of Resgreen Group International, Inc. hereby adopts the following resolutions, effective the 10th day of July 2019.

The Board of Directors hereby authorize the addition of 6,000,000 shares of Preferred Stock (non-convertible) at $.001 par value with a voting power of 1,000 to 1 common share, effective today's date.

The undersigned directs that this consent and Record of Action and any counterparts hereof be hand-delivered to the Secretary of the Corporation at the principal place of business of the Corporation and be filed with the corporate minute book of the Corporation.

DATED the 10th day of July 2019

_____

Parashar Patel, President




BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

‡

Filed in the office of	Document Number
Barbara K Cegavske	**20160248441-22**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**06/01/2016 11:00 AM**
State of Nevada	Entity Number
	C21473-2003

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

URANIUM HUNTER CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

*THE NAME OF THE COMPANY BE HEREBY CHANGED TO
RESGREEN GROUP INTERNATIONAL INC.*

*THE COMPANY TO EFFECT A REVERSE STOCK SPLIT
OF IT'S COMMON STOCK, ONE (1) NEW COMMON SHARE
OF STOCK FOR EACH TEN THOUSAND (10000) SHARES OF
OLD COMMON STOCK, THERE SHALL BE NO FRACTIONAL
SHARES AND WILL BE ROUNDED TO THE NEAREST WHOLE SHARE.*

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: *4,900,000,000 OR 81.9%*

4. Effective date and time of filing: (optional)   Date: *JUNE 28, 2016* Time: *8:00 AM*
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15



DEAN HELLER
Secretary of State

101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

C21473-03
Office Use Only:
FILED # ______
SEP 0 4 2003
IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Important: Read attached instructions before completing

1. **Name of Corporation**	Brownsville Company
2. **Resident Agent Name and Street Address:** (Must be a Nevada address where process may be served)	NAME Janet Trost STREET ADDRESS 2251 South Jones Boulevard, Suite 121 CITY Las Vegas NEVADA ZIP 89146
3. **Shares:** (No of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Par value: .001 Number of shares without par value:
4. **Names, Addresses, Number of Board of Directors/Trustees:**	The First Board of Directors/Trustees shall consist of 1 members whose names and addresses are as follows: 1. NAME Xuxin Shao STREET ADDRESS 303 East 41st Avenue CITY Vancouver STATE Canada ZIP V5W 1N9 2. NAME STREET ADDRESS CITY STATE ZIP 3. NAME STREET ADDRESS CITY STATE ZIP 4. NAME STREET ADDRESS CITY STATE ZIP
5. **Purpose** (Optional-See instructions)	The purpose of this corporation shall be:
6. **Other Matters:** (See instructions)	Number of addition pages:
7. **Names, Addresses and Signatures of Incorporators:** (If more than two incorporators, please attach additional pages)	IncorporateTime.com, Inc. NAME STREET ADDRESS 35-37 Carleton Avenue, Suite 200 Signature CITY Islip Terrace STATE NY ZIP 11752 NAME STREET ADDRESS Signature CITY STATE ZIP
8. **Certificate of Acceptance of Appointment of Resident Agent:**	I, Janet Trost hereby accept appointment as Resident Agent for the above named corporation. Signature of Resident Agent Date 8/25/03



Filed in the Office of	Business Number C21473-2003
Barbara K. Cegavske (signature)	Filing Number 20200532215
Secretary of State State Of Nevada	Filed On 3/9/2020 2:47:00 PM
	Number of Pages 2

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State:

ResGreen Group International, Inc.

Entity or Nevada Business Identification Number (NVID): C21473-2003

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☐ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: [ ]
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 74%

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada: [ ]

Jurisdiction of formation: [ ]

Changes to takes the following effect:

☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and
Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: 03/02/2020 Time: 2:00PM (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) The number of Authorized Common shares shall be 400,000,000 par value 0.001 (attach additional page(s) if necessary)
6. Signature: (Required)	**X** /s/ Parashar Patel _____ CEO _____ Signature of Officer or Authorized Signer Title **X** _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.
	Please include any required or optional information in space below: (attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

RESGREEN GROUP INTERNATIONAL INC.

Nevada Business Identification # NV20031443565
Expiration Date: 09/30/2020

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 03/09/2020.



Certificate Number: B20200309640772
You may verify this certificate
online at http://www.nvsos.gov

BARBARA K. CEGAVSKE
Secretary of State